# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nauticus Robotics, Inc., CIK 0001849820
CUSIP: 63911H207
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 17146 FEATHERCRAFT LANE, SUITE 450, WEBSTER, Texas (TX), 77598
Date of event which requires filing of this statement: 01/06/2025
Filed by CIK 0002053911
Persons authorized to receive notices and communications: Au Wing Sze, 31/F Tower Two Time Square, 1 Matheson Street Causeway Bay, Hong Kong, Hong Kong (K3), 0000000, 28220114

## Reporting persons
- Inkeverse Group Ltd (CIK 0002053911): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 556,042; shared voting power 0; sole dispositive power 556,042; shared dispositive power 0; aggregate amount beneficially owned 556,042 (8.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Nauticus Robotics, Inc.
Address of issuer's principal executive offices: 17146 FEATHERCRAFT LANE, SUITE 450, WEBSTER, Texas (TX), 77598

## Item 2. Identity and Background
Name of person filing: Inkeverse Group Limited
Residence or business address: 31/F Tower Two Times Square 1 Matheson Street Causeway Bay Hong Kong
Present principal occupation or employment: Inkeverse Group Limited is principally engaged in the operations of mobile live streaming platforms in the PRC and are considered to be engaged in the provision of value-added telecommunications services, internet cultural services, online audio and video program services and talent agency services.
Criminal convictions in the last five years: During the past 5 years, Inkeverse Group Limited has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
During the past 5 years, Inkeverse Group Limited has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Cayman Islands

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All of the shares of Common Stock were acquired using Inkeverse Group Limited's working capital. They were purchased on the exchange through brokerage accounts on 6 January 2025. No loans were involved in these purchases.

## Item 4. Purpose of Transaction
Purpose of transaction:
Inkeverse Group Limited purchased these shares for the purposes of investment in the Issuer's common stock. Inkeverse Group Limited does not have any present plans or proposals that would relate to or result in transactions described in clauses (a) through (j) of Item 4 of Schedule 13D. However, Inkeverse Group Limited reserves the right to formulate in the future plans or proposals which may relate to or result in the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Inkeverse Group Limited may, from time to time, purchase additional securities in the open market or privately-negotiated transactions depending on his evaluation of the Issuer's business, prospects, financial condition and other opportunities available to it. Inkeverse Group Limited may also decide to hold or dispose of all or part of its investments in securities of the Issuer and/or enter into derivative transactions with institutional counter parties with respect to the Issuer's securities, including actions that may involve one or more of the types of transactions described in clauses (a) through (j) of Item 4 of Schedule 13D

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this Schedule, Inkeverse Group Limited beneficially owns an aggregate of 556,042 shares of
Common Stock, or 8.68% of the Issuer's outstanding shares of Common Stock. The beneficial ownership percentages used in this Schedule are calculated based on the 6,407,475 shares outstanding as of the Issuer's 10-Q quarterly report filed on November 12, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this Schedule, Inkeverse Group Limited has sole voting and dispositive power over the 556,042 shares of Common Stock.
Transactions in the class effected during the past sixty days: Except as described in Items 3, 4 and 5 of this Schedule, which descriptions are incorporated herein by reference, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in Item 2, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
As of the filing date of this Schedule, Inkeverse Group Limited is not involved in any contracts, arrangements, under standings or relationships related to any securities of the Issuer.

## Signatures
- Inkeverse Group Ltd: Au Wing Sze, Corporate Secretary (02/04/2025)